BTIG, llc

65 E. 55th Street

New York, New York 10022

October 18, 2024

VIA EDGAR

Conlon Danberg

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aldel Financial II Inc.

Registration Statement on Form S-1

Filed October 18, 2024, as amended

File No. 333-282397

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Aldel Financial II Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Monday, October 21, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 500 copies of the Preliminary Prospectus dated October 18, 2024 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

BTIG, llc

By:	/s/ Paul Wood
Name: Paul Wood
Title: Managing Director

As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]